REVISED AND RESTATED FEE SCHEDULE TO THE
INVESTMENT SUBADVISORY AGREEMENT BETWEEN
CALVERT INVESTMENT MANAGEMENT, INC.
AND
ATLANTA CAPITAL MANAGEMENT COMPANY, LLC

As compensation pursuant to Section 4 of the Investment Subadvisory Agreement dated September 30, 2001 (the "Agreement"), between Calvert Investment Management, Inc. (the "Advisor") and Atlanta Capital Management Company, LLC (the "Subadvisor") for providing investment subadvisory services to Calvert Equity Portfolio, a series of Calvert Social Investment Fund, the Advisor shall pay the Subadvisor an annual Subadvisory fee computed daily and payable monthly based on the average daily net assets of Calvert Equity Portfolio, at an annual rate calculated as follows:

Assets up to $2.5 billion:	0.21%

Assets over $2.5 billion:	0.20%

This fee schedule shall become effective on October 1, 2015 and shall remain in effect until the later of (i) September 30, 2017 or (ii) the execution of a new fee schedule executed by the Advisor and the Subadvisor.

Except as expressly provided herein, all provisions of the Agreement remain in effect.

ATLANTA CAPITAL MANAGEMENT COMPANY, LLC
By: /s/ R. Kelly Williams, Jr.
Name: R. Kelly Williams, Jr.
Title: President and COO

CALVERT INVESTMENT MANAGEMENT, INC.

By: /s/ Vicki L. Benjamin
Name: Vicki Benjamin
Title: SVP